UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	SEC FILE NUMBER 000-23731
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Form 10-K

PART I — REGISTRANT INFORMATION

Nutraceutical International Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1400 Kearns Boulevard, 2nd Floor
Address of Principal Executive Office (Street and Number)

Park City, Utah 84060
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Nutraceutical International Corporation (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended September 30, 2011 (the “Form 10-K”) by the prescribed date without unreasonable effort or expense.  Additional time is required for completion of the Company’s financial statements because the Company is correcting its methodology for its annual impairment testing of indefinite-lived intangibles.  This revised methodology is not expected to have an impact on its results of operations for fiscal 2011 or fiscal 2010.  Although the Company has not finalized its analysis, it estimates that the effect of this correction on prior periods will be non-cash impairment charges of approximately $1.3 million for periods preceding fiscal 2009 and a non-cash impairment charge of approximately $1.0 million for fiscal 2009.  Additionally, as a result of this correction in impairment testing methodology, the Company has concluded that it had a material weakness in internal control over financial reporting as of September 30, 2011 because the evaluation for impairment of certain indefinite-lived intangible assets was performed on an aggregate basis rather than on an individual tradename level. The Company is implementing processes and controls to address this material weakness.

The Company anticipates that the Form 10-K, including the audited financial statements, will be completed within the fifteen day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Cory McQueen	(435)	(655-6106)
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nutraceutical International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 15, 2011	By	/s/ Cory J. McQueen
		Name:	Cory J. McQueen
		Title:	Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).